Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: January 2004

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                                  No   X
                      -----                                               ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



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                                  Exhibit Index



1. German Press Release issued January 15, 2004 regarding shareholder approval of capital share increase.



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                                    EXHIBIT 1




SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de



SGL Carbon shareholders resolve capital increase

Way free for comprehensive financing package worth(euro)830 million


WIESBADEN, January 15, 2004. SGL Carbon AG's shareholders today resolved a capital increase in the form of the issue of 33.2 million new shares proposed by the Company's management. The extraordinary general meeting convened in Wiesbaden to pass this resolution opened up the way for a comprehensive three-part financing package worth (euro)830 million.

This comprehensive financing concept is designed to strengthen the Company's equity base and safeguard its financing requirements in the medium to long term. The financing package consists of a capital increase, a corporate bond and a syndicated loan. It is expected that the package, which is worth approximately
(euro)830 million, will be concluded by the beginning of February 2004. This will provide SGL Carbon with a comprehensive financial basis.

The international banking syndicate engaged to implement the capital increase and the rights offering will subscribe for a total of approximately 33.2 million shares in the near future at a minimum price of (euro)6 per share, subject to certain conditions, and will offer the new shares to shareholders for subscription. The capital increase with subscription rights for shareholders should bring the Company at least (euro)200 million. The Company will announce further details of the subscription price and period in the near future.

The second part of the comprehensive financing concept, the issue of a corporate bond, should yield approximately (euro)300 million.

The third part comprises a new syndicated loan of approx. (euro)330 million with a term of up to six years. The funds raised under this comprehensive financing package will also be used to redeem the (euro)510 million syndicated loan agreed


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at the end of 2002. The new syndicated loan and the proceeds from the planned corporate bond will be underwritten by a bridging loan from a banking syndicate.


Information and explanations from the issuers for this press release:

No distribution in the U.S.A., Canada, Japan and Australia:
This press release and the information contained herein is not being distributed, and is not for distribution, in the United States of America, to U.S. persons (including legal entities), or to publications with a general circulation in the United States, Canada, Japan and Australia.

No offer:
This announcement does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein. Securities may not be offered or sold in the United States absent registration or an exemption from registration; any public offering of securities in the United States must be made by means of a prospectus that may be obtained from the issuer and that contains detailed information about the company and management as well as financial statements. The securities of SGL Carbon described herein have not been and will not be registered under the U.S. securities laws. The rights will not be available to U.S. persons, and the offering will not be directed at those persons.

Forward-looking statements:
This press release contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include, among others, changes in the general economic and competitive situation, particularly in SGL Carbon's businesses and markets; changes resulting from acquisitions and the subsequent integration of companies; and changes resulting from restructuring measures. In addition, future results and developments could be affected by the performance of financial markets, fluctuations in exchange rates and changes in national and supranational law, particularly with regard to tax regulations. The company assumes no obligation to update future statements.




For further information, please contact:
Corporate Communications / Media Relations / Stefan Wortmann
Tel.: +49 (0) 611 60 29 105 / Fax: +49 (0) 611 60 29 101 /
Mobile: +49 (0) 170 540 2667
E-mail: stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       SGL CARBON Aktiengesellschaft



Date: January 21, 2004        By:  /s/ Robert J. Kohler
                                   ------------------------------
                                   Name:    Robert J. Koehler
                                   Title:   Chairman of the Board of Management


                                   By:      /s/ Dr. Bruno Toniolo
                                            -----------------------------
                                   Name:    Dr. Bruno Toniolo
                                   Title:   Member of the Board of Management